SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 12, 2004.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Table of Contents

1.  Press release of August 10, 2004

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Results for the Six Months Ended July 2, 2004 (US GAAP)

HALF YEAR HIGHLIGHTS

• Volume of 679 million unit cases, 6% ahead of the same period in 2003,

• Operating profit of €219.3 million versus €192.3 million, 14% ahead of the same period in 2003,

• Significant increase in net income to €150.8 million from €107.3 million in the same period in 2003.

SECOND QUARTER HIGHLIGHTS

• Volume of 381 million unit cases, 2% ahead of the same period in 2003,

• Operating profit of €176.7 million versus €161.3 million, 10% ahead of the same period in 2003,

• Significant increase in net income to €139.9 million from €107.0 million in the same period in 2003.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

‘Our proven strategy continues to deliver strong revenue and earnings growth. Despite poor weather conditions across the majority of our markets and the short-term adverse economic impact on our developing markets resulting from EU accession, our effective market execution enabled us to deliver a credible volume performance. Pricing initiatives, mix improvement, cost control and financial management all contributed to strong earnings. We believe that these results demonstrate how our strategy and management skills enable us to optimise performance under difficult conditions. Trading conditions in the third quarter appear to be improving in most of our key markets and accordingly we remain comfortable with our current guidance for the full-year.’

August 10, 2004

Coca-Cola HBC (“the Company”) is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people.  The Company shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. The Company’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of US generally accepted accounting principles (“US GAAP”). The Company also prepares financial information under International Financial Reporting Standards (“IFRS”), which are available on its website: www.coca-colahbc.com.

INQUIRIES:

Company contacts: Coca-Cola HBC Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3100 e-mail: melina.androutsopoulou@cchbc.com

Theodoros Varelas Investor Relations Associate	Tel: +30 210 618 3181 e-mail: theodoros.varelas@cchbc.com

Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European press contact: FD Greece Alastair Hetherington	Tel: +30 210 725 8194 e-mail: alastair.hetherington@fd.com

US press contact: FD US Brian Maddox	Tel: +1 212 850 5600 e-mail: bmaddox@fd-us.com

CONFERENCE CALL:

The Company will host a conference call with financial analysts to discuss the 2004 second quarter results on August 10, 2004 at 4:00 pm, Athens time (2:00 pm London time and 9:00 am New York time). Interested parties can access the live, audio webcast of the calls through the Company’s website (www.coca-colahbc.com).

FORWARD LOOKING STATEMENTS

This document may contain forward-looking statements that involve risks and uncertainties.  These statements may generally, but not always, be identified by the use of words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy, budgets, projected levels of consumption and production, projected costs, future taxation, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements.  You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Income – unaudited

(Prepared in accordance with US GAAP)

	Six Months Ended
	July 2, 2004	June 27, 2003
	(Euros in millions, except per share data)

Net sales revenue	€2,049.2	€1,931.0
Cost of goods sold	(1,209.8)	(1,168.9)
Gross profit	839.4	762.1

Selling, delivery and administrative expenses	(620.1)	(569.8)
Operating profit	219.3	192.3

Interest expense	(29.3)	(32.6)
Interest income	3.5	1.9
Other income	2.5	2.3
Other expenses	(0.5)	(0.7)
Income before income taxes	195.5	163.2

Income tax expense	(39.6)	(50.1)
Share of income of equity method investees	1.6	1.9
Minority interests	(6.7)	(7.7)
Net income	€150.8	€107.3

Basic net income per share (in euros):	€0.64	€0.45
Diluted net income per share (in euros):	€0.63	€0.45

See notes to the consolidated financial statements

	Three Months Ended
	July 2, 2004	June 27, 2003
	(Euros in millions, except per share data)

Net sales revenue	€1,171.9	€1,137.0
Cost of goods sold	(676.4)	(671.9)
Gross profit	495.5	465.1

Selling, delivery and administrative expenses	(318.8)	(303.8)
Operating profit	176.7	161.3

Interest expense	(14.1)	(16.2)
Interest income	0.9	0.4
Other income	(1.9)	(6.6)
Other expenses	(0.1)	7.0
Income before income taxes	161.5	145.9

Income tax expense	(20.1)	(37.6)
Share of income of equity method investees	1.7	2.1
Minority interests	(3.2)	(3.4)
Net income	€139.9	€107.0

Basic and diluted net income per share (in euros):	€0.59	€0.45

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets – unaudited

(Prepared in accordance with US GAAP)

	As at
	July 2, 2004	December 31, 2003
	(Euros in millions)
Assets
Current assets:
Cash and cash equivalents	€34.4	€35.5
Trade accounts receivable, less allowance of €25.2m in 2004 and €25.8m in 2003	622.0	482.3
Inventories	386.9	291.1
Receivables from related parties	56.1	57.2
Taxes receivable	11.5	12.8
Deferred income taxes	34.9	30.7
Prepaid expenses	60.7	51.2
Derivative assets	15.2	44.3
Other current assets	35.4	44.6
Total current assets	1,257.1	1,049.7

Property, plant and equipment:
Land	102.0	98.1
Buildings	702.6	675.7
Returnable containers	247.6	220.2
Production and other equipment	2,035.9	1,851.2
	3,088.1	2,845.2
Less accumulated depreciation	(1,164.5)	(1,027.4)
	1,923.6	1,817.8
Construction in progress	65.9	55.8
Advances for equipment purchases	16.9	14.5
	2,006.4	1,888.1

Investments in equity method investees	57.6	57.4
Deferred income taxes	0.5	0.5
Other tangible non-current assets	29.7	25.2
Franchise rights	1,969.3	1,948.4
Goodwill and other intangible assets	757.5	764.6
Total assets	€6,078.1	€5,733.9

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets – unaudited

(Prepared in accordance with US GAAP)

	As at
	July 2, 2004	December 31, 2003
	(Euros in millions)

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	€135.2	€84.4
Accounts payable	253.5	189.8
Accrued expenses	388.2	335.8
Amounts payable to related parties	97.7	79.1
Deposit liabilities	159.7	142.8
Income taxes payable	88.7	82.2
Deferred income taxes	5.0	3.6
Derivative liabilities	5.0	4.5
Current portion of long term debt	295.9	295.9
Current portion of capital lease obligations	11.3	10.8
Total current liabilities	1,440.2	1,228.9

Long-term debt, less current portion	1,308.7	1,302.9
Capital lease obligations, less current portion	31.4	30.8
Cross currency swap payables relating to borrowings	63.7	89.9
Employee benefit obligations	103.2	98.4
Deferred income taxes	636.6	656.0
Other long term liabilities	17.7	16.7
Total long-term liabilities	2,161.3	2,194.7

Minority interests	60.6	54.0

Shareholders’ equity:
Ordinary shares, € 0.50 par value: 236,925,277 shares authorized, issued and outstanding	118.5	118.5
Additional paid-in capital	1,639.1	1,639.2
Deferred compensation	(0.8)	(0.9)
Retained earnings	595.5	492.1
Accumulated other comprehensive income	63.7	7.4
Total shareholders’ equity	2,416.0	2,256.3
Total liabilities and shareholders’ equity	€6,078.1	€5,733.9

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Cash Flows – unaudited

(Prepared in accordance with US GAAP)

	Six Months Ended
	July 2, 2004	June 27, 2003
	(Euros in millions)
Operating activities

Net income	€150.8	€107.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	134.4	127.9
Deferred income taxes	(14.9)	(1.9)
(Gains) losses on disposal of non-current assets	(2.4)	0.7
Minority interests	6.7	7.7
Share of income of equity method investees	(1.6)	(1.9)
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other current assets	(115.1)	(197.8)
Inventories	(88.5)	(53.2)
Accounts payable and accrued expenses	132.1	176.2
Net cash provided by operating activities	201.5	165.0

Investing activities

Purchases of property, plant and equipment	(170.5)	(192.9)
Proceeds from disposals of property, plant and equipment	6.4	7.2
Cash payments for acquisitions, net of cash acquired	(2.1)	(57.4)
Proceeds from sale of trademarks	—	7.6
Proceeds from sale of investments	8.8	0.9
Purchase of investments	(2.8)	(1.6)
Net cash used in investing activities	(160.2)	(236.2)

Financing activities

Proceeds from issuance of debt	131.8	231.9
Payments on debt	(117.7)	(128.0)
Payments on capital lease obligations	(5.7)	(4.8)
Return of capital to shareholders	(0.4)	—
Dividends paid	(52.2)	(50.5)
Net cash (used in) provided by financing activities	(44.2)	48.6

Effect of exchange rates on cash	1.8	(0.7)
Net decrease in cash and cash equivalents	(1.1)	(23.3)

Cash and cash equivalents at beginning of year	35.5	101.3
Cash and cash equivalents at end of period	€34.4	€78.0

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Shareholders’ Equity – unaudited

(Prepared in accordance with US GAAP)

	Ordinary Shares		Additional Paid-in Capital	Deferred Compen- sation	Retained Earnings	Accumulated Other Comprehen- sive Income	Total
	Number of Shares	Amount
	(millions)	(Euros in millions)

As at December 31, 2002	236.7	€73.4	€2,154.0	€(0.5)	€305.2	€181.1	€2,713.2

Net income for six months ended June 27, 2003	—	—	—	—	107.3	—	107.3
Currency translation adjustment, net of applicable income taxes of €0.3m	—	—	—	—	—	(115.6)	(115.6)
Change in fair value of derivatives including income tax credit of €0.4m	—	—	—	—	—	0.7	0.7

Comprehensive income							(7.6)

Issuance of stock options	—	—	0.2	(0.1)	—	—	0.1
Cash dividends (€0.19 per share)	—	—	—	—	(45.0)	—	(45.0)

As at June 27, 2003	236.7	73.4	2,154.2	(0.6)	367.5	66.2	2,660.7

Net income for six months ended December 31, 2003	—	—	—	—	124.6	—	124.6
Currency translation adjustment, net of applicable income taxes of €0.4m	—	—	—	—	—	(52.9)	(52.9)
Change in minimum pension liability, net of applicable income taxes of €3.3m	—	—	—	—	—	(7.4)	(7.4)
Change in fair value of derivatives, net of applicable income taxes of €1.3m	—	—	—	—	—	2.7	2.7
Gain reclassified into earnings from other comprehensive income, net of applicable income tax benefit of €1.1m	—	—	—	—	—	(2.0)	(2.0)
Unrealised gain on available-for-sale investments, net of applicable income taxes of €0.4m	—	—	—	—	—	0.8	0.8

Comprehensive income							65.8

Capitalisation of reserves, increasing the par value of shares from € 0.31 to € 2.50	—	518.3	(518.3)	—	—	—	—
Decrease in par value of shares from € 2.50 to € 0.50 and repayment	—	(473.3)	—	—	—	—	(473.3)
Shares issued to employees exercising stock options	0.2	0.1	3.3	—	—	—	3.4
Issuance of stock options	—	—	—	(0.3)	—	—	(0.3)

As at December 31, 2003	236.9	€118.5	€1,639.2	€(0.9)	€492.1	€7.4	€2,256.3

Net income for six months ended July 2, 2004	—	—	—	—	150.8	—	150.8
Currency translation adjustment, net of applicable income taxes of € 5.3m	—	—	—	—	—	60.9	60.9
Change in minimum pension liability, net of applicable income taxes of € 0.2m	—	—	—	—	—	(0.4)	(0.4)
Change in fair value of derivatives, net of applicable income taxes of € 1.4m	—	—	—	—	—	(4.1)	(4.1)
Unrealised gain on available-for-sale investments, net of applicable income taxes of € 0.0m	—	—	—	—	—	(0.1)	(0.1)

Comprehensive income							207.1

Net movements in shares for equity compensation	—	—	(0.1)	0.1	—	—	—
Cash dividends (€0.20 per share)	—	—	—	—	(47.4)	—	(47.4)

As at July 2, 2004	236.9	€118.5	€1,639.1	€(0.8)	€595.5	€63.7	€2,416.0

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements – unaudited

1.              BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of the Coca-Cola Hellenic Bottling Company S.A. (“the Company”) have been prepared in accordance with accounting principles generally accepted in the United States.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair statement of the Company’s financial position, results of operations and cash flows for the periods presented.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2003.

2.              ADOPTION OF NEW ACCOUNTING STANDARDS

In January 2003, the Financial Account Standards Board (“FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin No. 51 (“FIN No. 46”).  In December 2003, the FASB released a revised version of FIN 46 (“FIN No. 46R”) clarifying certain aspects of FIN No. 46 and providing certain entities with exemptions from the requirements of FIN No. 46. This interpretation requires consolidation by the primary beneficiary of variable interest entities, as defined by this interpretation.  FIN No. 46 is currently effective for all new variable interest entities created after January 31, 2003.  For variable interest entities created prior to February 1, 2003, the provisions of FIN No. 46R must be applied by the Company in 2004.  We have conducted a review of existing contracts for our variable interest parties and concluded that neither FIN No. 46 nor FIN No. 46R have an effect on the Company’s financial statements.

3.              INVENTORIES

Inventories consist of the following (in millions):

	July 2, 2004	December 31, 2003

Finished goods	€155.2	€107.5
Raw materials & work in progress	166.5	122.7
Consumables	61.8	57.4
Payments on account	3.4	3.5
	€386.9	€291.1

4.              RECENT ACQUISITIONS

On January 28, 2004, the Company completed the acquisition of the Croatian mineral water company Gotalka d.o.o.  The acquisition includes a production facility at Budinscina and the mineral water brand Bistra.  Total consideration for the acquisition was €7.2 million (excluding costs).  At this stage, the acquisition has resulted in the Company recording €8.4 million of trademarks and €0.4 million of water rights in its developing countries segment.  However, the fair values of the significant assets acquired and liabilities assumed are preliminary and pending finalization of valuations.

On December 30, 2003, the Company acquired 100% of the shares of the Greek potato chip company, Tsakiris S.A. Cash consideration was €6.2 million, with assumption of debt of an additional €9.3 million.  The acquisition has resulted in the Company recording €10.1 million of goodwill in its established countries segment.  However, the fair values of the significant assets acquired and liabilities assumed are preliminary and pending finalization of valuations.  Tsakiris S.A. was a subsidiary of Plias S.A., a company listed on the Athens Stock Exchange.  Plias S.A. is related to the Company by way of some common shareholdings.

On October 2, 2003, the Company completed the acquisition of 50% of the shares of the Polish mineral water company, Multivita sp. z o.o., in a joint acquisition with The Coca-Cola Company.  Total consideration for the acquisition was €21.0 million (excluding costs), of which the Company’s share was €10.5 million.  At this stage, the acquisition has resulted in the Company recording €7.9 million of goodwill in its developing countries segment.  However, the fair values of the significant assets acquired and liabilities assumed are preliminary and pending finalization of valuations.  The purchase of this brand complements our strategy of selectively broadening our portfolio of non-CSD brands, and strengthens further our presence in the Polish market.

On December 5, 2003, the Company completed the acquisition of 100% of the Austrian mineral water company Römerquelle GmbH. The acquisition involved production facilities at Edelstal and Pöttsching and the mineral water and wellness brands Römerquelle and Markusquelle. Total consideration for the acquisition was €63.3 million (excluding costs), with assumption of debt of an additional €6.4 million.  The acquisition has resulted in the Company recording €31.2 million of trademarks, €23.4 million of goodwill, €0.4 million of water rights and €0.2 million of customer lists in its established countries segment.  However, the fair values of the significant assets acquired and liabilities assumed are preliminary and pending finalization of valuations.

5.              FRANCHISE RIGHTS, GOODWILL AND OTHER INTANGIBLE ASSETS

Our intangible assets consist mainly of franchise rights related to our bottler’s agreements with The Coca-Cola Company, trademarks and goodwill, predominantly arising from the recognition of deferred tax on the franchise right and trademark values.

The Coca-Cola Company does not grant perpetual franchise rights outside of the United States, nonetheless, we believe our franchise agreements will continue to be renewed at each expiration date and, therefore, essentially have an indefinite useful life. We determine the useful life of our trademarks after considering potential limitations that could impact the life of the trademark, such as technological limitations, market limitations and the intent of management with regard to the trademark. All the trademarks that we have recorded on our balance sheet have been assigned an indefinite useful life, as they have an established sales history in the applicable region, it is our intention to receive a benefit from them indefinitely and there is no indication that this will not be the case.

In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangible assets are not amortized, but are reviewed at least annually for impairment. Finite-lived assets are amortized over their estimated useful lives. The following table sets forth the carrying value of intangible assets subject to, and not subject to, amortization (in millions):

	July 2, 2004	December 31, 2003
Intangible assets not subject to amortization
Franchise rights	€1,969.3	€1,948.4
Goodwill	722.8	711.2
Minimum pension liability	2.5	2.5
Trademarks and other intangible assets	31.2	50.9
	2,725.8	2,713.0
Intangible assets subject to amortization
Water rights and customer lists	1.0	—
	€2,726.8	€2,713.0

The changes in the carrying amount of goodwill are as follows (in millions):

	Established Countries	Developing Countries	Emerging Countries	Total

Balance as at December 31, 2003	€587.3	€103.7	€20.2	€711.2
Current period acquisitions	—	0.1	0.3	0.4
Adjustment to goodwill arising on prior period acquisitions	6.2	1.8	—	8.0
Reduction of valuation allowance on net operating losses from acquisition of CCB plc	—	(2.8)	—	(2.8)
Foreign exchange differences	3.0	2.8	0.2	6.0
Balance as at July 2, 2004	€596.5	€105.6	€20.7	€722.8

6.              SEGMENT INFORMATION

The Company has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages.  The Company operates in 26 countries (including our equity investment based in the Former Yugoslav Republic of Macedonia) and its financial results are reported in the following segments:

Established countries:	Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, Moldova, Nigeria, Romania, Russia, Serbia and Montenegro, and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods.  The Company evaluates performance and allocates resources primarily based on cash operating profit.  Cash operating profit is defined as operating profit before deductions for depreciation and amortization.  Information on the Company’s segments is as follows (in millions):

	Three Months Ended		Six Months Ended
	July 2, 2004	June 27, 2003	July 2, 2004	June 27, 2003
Net sales revenue
Established countries	€635.3	€626.7	€1,141.8	€1,083.1
Developing countries	196.6	203.8	333.3	329.4
Emerging countries	340.0	306.5	574.1	518.5
	1,171.9	1,137.0	2,049.2	1,931.0

Cash operating profit
Established countries	131.5	120.1	199.8	181.9
Developing countries	41.1	40.5	48.3	46.7
Emerging countries	73.4	65.2	105.6	91.6
	246.0	225.8	353.7	320.2

Depreciation
Established countries	(28.8)	(26.1)	(56.6)	(52.1)
Developing countries	(15.6)	(15.6)	(30.3)	(31.0)
Emerging countries	(24.9)	(22.8)	(47.5)	(44.8)
	(69.3)	(64.5)	(134.4)	(127.9)

Operating profit
Established countries	102.7	94.0	143.2	129.8
Developing countries	25.5	24.9	18.0	15.7
Emerging countries	48.5	42.4	58.1	46.8
	176.7	161.3	219.3	192.3

Reconciling items
Interest expense			(29.3)	(32.6)
Interest income			3.5	1.9
Other income			2.5	2.3
Other expense			(0.5)	(0.7)
Income tax expense			(39.6)	(50.1)
Share of income of equity method investees			1.6	1.9
Minority interests			(6.7)	(7.7)
Net income			€150.8	€107.3

			As at
			July 2, 2004	December 31, 2003
Total assets
Established countries			€3,640.1	€3,462.6
Developing countries			1,291.9	1,275.1
Emerging countries			1,169.2	1,035.6
Corporate / intersegment receivables			(23.1)	(39.4)
			€6,078.1	€5,733.9

7.              EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in millions):

	Six Months Ended
	July 2, 2004	June 27, 2003
Numerator
Net income	€150.8	€107.3

Denominator
Basic	236.9	236.7
Diluted	238.4	236.7

8.              STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees.

The following table (in millions except earnings per share) illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB No. 123, Accounting for Stock-Based Compensation.

	Six Months Ended
	July 2, 2004	June 27, 2003

Net income	€150.8	€107.3
Add: Stock option employee compensation expense included in net income, net of applicable income tax	—	0.1
Deduct: Total stock option employee compensation expense determined under fair value based method for all awards, net of applicable income tax	(2.3)	(3.4)

Pro forma net income	€148.5	€104.0

Earnings per share (euros):
Basic - reported	0.64	0.45
Basic - pro forma	0.63	0.44

Diluted - reported	0.63	0.45
Diluted - pro forma	0.62	0.44

9.              SEASONALITY OF BUSINESS

Operating results for the six months ended July 2, 2004 are not indicative of the result that may be expected for the year ended December 31, 2004 because of business seasonality.  Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

10.       CONTINGENCIES

There have been no significant changes in contingencies since the Company’s 2003 Annual Report, which is included in the Company’s website.

11.       POST BALANCE SHEET EVENT

On July 12, 2004, the Company successfully completed a €500 million bond issue.  The issue was completed off the Euro Medium Term Note Programme and has a term of seven years. On the same date the Company also announced the successful tender offer for €322 million of the outstanding debt under its €625 million 5.25% Eurobond which matures in June 2006.  Proceeds from the new Eurobond offering will be used to finance the tender offer and partially to pre-fund the maturity of its €300 million Eurobond in December 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

/s/Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Dated:  August 12, 2004